UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D /A

THE SECURITIES EXCHANGE ACT OF 1934

California Micro Devices Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

130439102
(CUSIP Number)
John Fichthorn c/o Dialectic Capital Management, LLC 875 Third Avenue, 15th Floor New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 3, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	2,006,000

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	2,006,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,006,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.6%

14.	TYPE OF REPORTING PERSON	IA, OO

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	317,715

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	317,715

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	317,715

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.4%

14.	TYPE OF REPORTING PERSON	PN

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	186,221

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	186,221

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	186,221

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.8%

14.	TYPE OF REPORTING PERSON	CO

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Antithesis Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	575,619

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	575,619

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	575,619

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	2.5%

14.	TYPE OF REPORTING PERSON	PN

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Antithesis Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	926,445

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	926,445

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	926,445

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.0%

14.	TYPE OF REPORTING PERSON	CO

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	John Fichthorn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	2,006,000

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	2,006,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,006,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.6%

14.	TYPE OF REPORTING PERSON	IN, HC

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Luke Fichthorn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	2,006,000

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	2,006,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,006,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.6%

14.	TYPE OF REPORTING PERSON	IN, HC

CUSIP No.	130439102

Item 1.	Security and Issuer.

California Micro Devices Corporation Common Stock (the “Shares”) California Micro Devices Corporation (the “Issuer”) 409 North McCarthy Boulevard, Suite 100 Milpitas, California 95035

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Dialectic Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), the investment manager of Dialectic Capital Partners, LP., a Delaware limited partnership (“DCP”), Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), Dialectic Antithesis Offshore, Ltd., a Cayman Islands exempted company (“DAO”), John Fichthorn, a natural person who is a U.S. citizen (“JF”), and a managing member of the Investment Manager and Luke Fichthorn, a natural person who is a U.S. citizen (“LF”), and a managing member of the Investment Manager (the Investment Manager, DCP, DOF, DAP, DAO, JF, AND LF, collectively the “Reporting Persons”).

(b)
The principal business address for each of the Investment Manager, CDP, DAP, JF and LF is:

875 Third Avenue, 15th Floor
New York, New York 10022
United States of America

The principal business address for DOF and DAO is:

c/o SS&C Fund Services N.V.
Investor Relation Services Department
Pareraweg 45
PO Box 4671
Curacao, Netherlands Antilles

(c)
The principal business of DCP, DOF, DAP, DAO is investing in securities. The principal business of the investment manager is providing investment advice. The principal occupation of JF and LF is investment management. Information with respect to the directors of the DOF and DAO is attached as Annex A to this Schedule 13D.

JF and LF act as the managing members of the Investment Manager and, as a result, each of JF and LF may be deemed to control such entity. Accordingly, each of JF and LF may be deemed to have a beneficial interest in the Shares of by virtue of the Investment Manager’s role as investment manager to DCP, DOF, DAP, DAO and the Investment Manager’s power to vote and/or dispose of the Shares. Each of the Investment Manager, JF and LF disclaim beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

	(d)	None of the Reporting Persons and directors listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons and directors listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Investment Manager, JF and LF may be deemed to beneficially own 2,006,000 Shares.

As of the date hereof, DCP may be deemed to beneficially own 317,715 Shares.

As of the date hereof, DOF may be deemed to beneficially own 186,221 Shares.

As of the date hereof, DAP may be deemed to beneficially own 575,619 Shares.

As of the date hereof, DAO may be deemed to beneficially own 926,445 Shares.

The cost of the Shares beneficially owned by the Reporting Persons was $6,505,936.77

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons.  The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business.  The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

In addition, the Reporting Persons may continue to engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the members of the Issuer's Board of Directors as well as the Issuer's operations and strategic direction that, if effected, could result in, among other things:

(a)    the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(b)    an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

(c)    a sale or transfer of a material amount of assets of the Issuer;

(d)    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    any material change in the present capitalization or dividend policy of the Issuer;

(f)    any other material change in the Issuer's business or corporate structure;

(g)    changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i)    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(j)    any action similar to those enumerated above.

        The Reporting Persons have attached as Exhibit C to this Schedule 13D a second letter ("The Letter") to the Board of Directors of the Issuer dated February 3, 2009, setting forth certain concerns relating to, among other items, the historic performance and strategic management of the Issuer and capital allocation including strategic acquisitions.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 2,006,000 Shares, constituting 8.6% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,006,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,006,000 Shares.

The Investment Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof DCP, may be deemed to be the beneficial owner of 317,715 Shares, constituting 1.4% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

DCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 317,715 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 317,715 Shares.

DCP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, DOF may be deemed to be the beneficial owner of 186,221 Shares, constituting 0.8% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

DOF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 186,221 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 186,221 Shares.

DOF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, DAP may be deemed to be the beneficial owner of 575,619 Shares, constituting 2.5% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

DAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 575,619 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 575,619 Shares.

DAP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, DAO may be deemed to be the beneficial owner of 926,445 Shares, constituting 4.0% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

DAO has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 926,445 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 926,445 Shares.

DAO specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, JF may be deemed to be the beneficial owner of 2,006,000 Shares, constituting 8.6% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

JF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,006,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,006,000 Shares.

JF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, LF may be deemed to be the beneficial owner of 2,006,000 Shares, constituting 8.6% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

LF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,006,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,006,000 Shares.

LF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit B.  All such transactions were effected in open market transactions with brokers, except where indicated.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement. Exhibit B: Transactions in the Shares by the Reporting Persons in the past 60 days. Exhibit C: The Letter, dated February 3, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2009
DIALECTIC CAPITAL MANAGEMENT, LLC*

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC CAPITAL PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC OFFSHORE, LTD

By:	/s/ John Fichthorn
Name	John Fichthorn
Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

By: /s/ John Fichthorn*

By: /s/ Luke Fichthorn*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Leadis Technology, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 3rd day of February, 2009.

DIALECTIC CAPITAL MANAGEMENT, LLC*

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC CAPITAL PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC OFFSHORE, LTD

By:	/s/ John Fichthorn
Name	John Fichthorn
Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

By: /s/ John Fichthorn*

By: /s/ Luke Fichthorn*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

Executive Officers and Directors of
Dialectic Offshore, Ltd.

Name and Business Address                                                                                                           Title with each Entity

John Fichthorn 875 Third Avenue, 15th Floor New York, New York 10022	Director
Michael de Mann Amaco (Curaçao) N.V. Kaya W.F.G. (Jombi) Mensing 36 P.O. Box 3141 Curaçao Netherlands Antilles	Director
Loes P. de Bot Amaco (Curaçao) N.V. Kaya W.F.G. (Jombi) Mensing 36 P.O. Box 3141 Curaçao Netherlands Antilles	Director
Executive Officers and Directors of
Dialectic Antithesis Offshore, Ltd.

Name and Business Address                                                                                                           Title with each Entity

John Fichthorn 875 Third Avenue, 15th Floor New York, New York 10022	Director
Michael de Mann Amaco (Curaçao) N.V. Kaya W.F.G. (Jombi) Mensing 36 P.O. Box 3141 Curaçao Netherlands Antilles	Director
Loes P. de Bot Amaco (Curaçao) N.V. Kaya W.F.G. (Jombi) Mensing 36 P.O. Box 3141 Curaçao Netherlands Antilles	Director

Exhibit B

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC CAPITAL PARTNERS, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
10-Dec-08	8817	1.65
16-Dec-08	17660	1.7104
17-Dec-08	2948	1.5956
17-Dec-08	2948	1.5956
19-Dec-08	275	1.5
22-Dec-08	458	1.6737

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC OFFSHORE LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
10-Dec-08	5169	1.65
16-Dec-08	10352	1.7104
17-Dec-08	1728	1.5956
17-Dec-08	1728	1.5956
19-Dec-08	161	1.5
22-Dec-08	290	1.6737

*  These transactions were not carried out on the open market.

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC ANTITHESIS OFFSHORE, LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
10-Dec-08	13147	1.65
16-Dec-08	26330	1.7104
17-Dec-08	4393	1.5956
17-Dec-08	4393	1.5956
19-Dec-08	410	1.5
22-Dec-08	3890	1.6737

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC ANTITHESIS PARTNERS, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
10-Dec-08	8167	1.65
16-Dec-08	16358	1.7104
17-Dec-08	2731	1.5956
17-Dec-08	2731	1.5956
19-Dec-08	254	1.5
22-Dec-08	2462	1.6737

Exhibit C

Dialectic Capital Management, LLC
875 Third Avenue, 15th Floor
New York City, New York 10022

February 3, 2009

Board of Directors
California Micro Devices Corporation
409 North McCarthy Blvd #100
Milpitas, California 95035

Gentlemen:

When Mr. Dickinson was named CEO of the Company in April 2001, California Micro Devices Corporation (“CAMD” or the “Company”) was a $60 million revenue company with a $75 million enterprise value.  Nearly eight years later, CAMD still has annual revenues of $60 million, but its enterprise value is now below zero. We believe that the current Board has taken a series of steps to entrench itself in order to implement a misguided strategy.  Furthermore, your response letter dated January 5, 2009, only serves to reinforce our view that there is an irreconcilable difference of opinion between the Company’s Board and its shareholders.

Risk of continued misallocation of shareholder capital – Our most pressing concern is with the Company’s well-publicized search for acquisition targets.  Setting aside the fact that a deal will distract management from the priorities of the protection business, we have doubts as to their ability to identify the right target, pay a reasonable price and subsequently integrate operations successfully.  Our lack of confidence stems from:

1.
The debacle of the Arques Technology acquisition, which, at just $8.4 million, is the only deal consummated by Mr. Dickinson during his tenure as CEO of the Company.  Given the outcome of that acquisition, we are finding it difficult to entrust him with additional shareholder money to execute another transaction.  Acquired in April 2006 as a pre-revenue stage company, by July 2007 management had already begun considering shutting down the acquired operations.  After funding in excess of $4 million in operating losses at Arques, CAMD recovered only $1.1 million from the sale of the assets after writing off $5.3 million of Goodwill.  The unrealistic expectations set at the time of this acquisition, as well as the rapid change of course by management, makes us skeptical that the currently contemplated acquisitions will create real economic value.

2.
The systematic opposition to share repurchases, which highlights a lack of appreciation for value creation mechanisms.  In spite of numerous requests to buy back stock when the enterprise value of the Company approached zero, management did not take advantage of this simple method to create value for existing shareholders.  This lack of appreciation for relative value only reinforces our opinion that CAMD is liable to overpay again.  Additionally, we believe it raises doubts as to the proper alignment of shareholder and management interests.  The lack of insider ownership is conducive to the Board and management taking outsized risk while giving little consideration to the value of the existing equity.  We believe that the recent approval of a one million share repurchase is largely aesthetic.

3.
The contradictory nature of management’s statements with respect to the strategic value of maintaining a significant cash balance.  If indeed CAMD needs to show customers proof of its financial staying power, we have difficulty reconciling how the Company can make a meaningful acquisition without significantly reducing its cash balance.  Complicating matters, management has repeatedly refused to communicate to shareholders the exact level of cash the Company deems appropriate in order to pass customers’ liquidity tests.

Entrenched Board – We believe that the Board is taking steps to entrench itself and minimize accountability to shareholders.  Most alarming is the Board’s December 2007 decision to eliminate shareholders’ right to call special meetings.  Given Chairman Meyercord’s background in corporate governance evaluation, we are baffled by the Company’s decision to take this step, which we fear is only a prelude to further entrenchment.  In fact, we sense that the Company’s urge for acquisitions could be partly motivated by a desire to leave shareholders with even fewer options to influence the direction of the Company.

We believe that new blood is desperately needed in order to break the status quo of underperformance.  Mr. Meyercord has now chaired the Board for over 16 years and has collected over $500,000 in fees in the last five years alone.  John Sprague, meanwhile, has served 13 years under two separate terms, including one year during which ex-CEO Chan Desaigoudar was found to have falsified CAMD’s financial statements.

Track record of financial and operational underperformance – In response to comments made regarding CAMD’s streak of operating cash flow, we urge the Board to instead focus on the Company’s return on capital.  Since the Motorola business began to erode in 2006, CAMD’s highest annual ROC has been a mere 0.3%.  Additionally, the importance of interest income to the Company’s cash flow should not be underestimated—during the 16-quarter streak you reference, approximately 50% of CAMD’s free cash flow was generated from various sources of interest income.  Separately, $7 million of the aggregate cash flow booked by the Company over that same 16-quarter period was generated from options exercises.

On the operating front, the Company implemented a number of strategic initiatives that we believe accelerated the destruction of shareholder value.  Amongst these was the decision to shut down the Company’s integrated passives (IPD) and thin film manufacturing operations and relocate some capacity to its Tempe, AZ, silicon fab.  The move not only eroded CAMD’s cost competitiveness but also led to the loss of the highly profitable Guidant defibrillator and pacemaker business.  Remarkably, several parts rendered obsolete by this move are now profitably marketed by competitors.  Given this backdrop, we doubt Mr. Dickinson’s ability to get CAMD back to an industry-standard 35%-40% gross margin from its most recent third quarter gross margin of 26.3%.

In the handset business, meanwhile, we do not see any evidence that CAMD’s management has capitalized on the Company’s lead with chip-scale-packaged (CSP) products.  These parts were developed and qualified before the current management team was put in place and, as such, we believe that little credit is due to the incumbent management team for the brief period of profitability generated by those products.  Beyond this temporary boost, management failed to recognize a widespread departure from CSPs, resulting in significant market share loss at several large customers.

In sum, we believe that the management and Board were given ample time to turn the Company around and failed.  Should the Company seek to rush a deal prior to the 2009 meeting of shareholders, we reserve the right to pursue all rights and remedies available to shareholders against the Company.

Sincerely,

John Fichthorn

SK 21843 0001 951456